Willbros Group, Inc.
4400 Post Oak Parkway, Suite 1000
Houston, Texas 77027
December 24, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Willbros Group, Inc., a Delaware corporation
Registration Statement on Form S-4
File No. 333-155281
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Willbros Group, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated so that the same will become effective at 11:00 a.m., Washington, D.C. time, on Monday, December 29, 2008, or as soon thereafter as practicable.
     In connection with the foregoing request, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Willbros Group, Inc.
By:	/s/ Van A. Welch
Van A. Welch, Senior Vice
President and Chief Financial Officer